SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On April 21, 2011, the board of directors of KEPCO approved the new issuance of 396,365 shares of common stock, par value 5,000 Won per share, at Won 26,780 per share, to the Korean government. The new shares are scheduled to be issued on June 1, 2011 and are expected to be listed on the Korea stock exchange on June 2, 2011. Prior to the new issuance, the number of issued common shares of KEPCO was 641,567,712.

KEPCO will be issuing new shares in consideration for the Korean government’s capital contribution to KEPCO of certain electricity supply lines to the Korean military and related equipments etc. valued at Won 10.6 billion. These assets to be transferred to KEPCO in consideration of newly issued shares represent 0.014% of KEPCO’s total assets.

The scheduled dates of new issuance and listing of new shares are subject to change upon consultation with relevant governmental authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: April 26, 2011